September 6, 2018

ROBERT A. FREEDMAN	EMAIL: RFREEDMAN@FENWICK.COM Direct Dial: +1 (650) 335-7292

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Jay Ingram, Legal Branch Chief Sergio Chinos, Staff Attorney Jenn Do, Staff Accountant Al Pavot, Staff Accountant

Re:	Upwork Inc. Confidential Submission No. 2 to Draft Registration Statement on Form S-1 Submitted July 11, 2018 CIK No. 0001627475

Ladies and Gentlemen:

In this letter, we are responding on behalf of Upwork Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated September 4, 2018 (the “Letter”) with respect to Confidential Submission No. 2 to the Confidential Draft Registration Statement on Form S-1 (CIK No. 0001627475) submitted by the Company to the Commission on July 11, 2018 (“Draft No. 2”) as well as the Response Letter submitted by the Company to the Commission on August 17, 2018 (the “August Response Letter”). This letter is being submitted together with the Company’s Registration Statement on Form S-1 (the “Registration Statement”). For the convenience of the Staff, we are also sending, by overnight courier, copies of this letter and copies of the Registration Statement in paper format marked to show changes from Draft No. 2 as submitted. The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics.

In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Registration Statement to incorporate the Company’s responses as provided in the August Response Letter, incorporate the Company’s interim financial results for the six months ended June 30, 2017 and 2018, and update certain other disclosures.

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 6, 2018

Note 4, page F-21

1.

We have read your response to comment 5 in our letter dated July 25, 2018. Please provide a critical accounting policy disclosure in MD&A that clearly explains the basis for management’s conclusion that no goodwill impairment charge was required in any of the periods presented. The basis for that conclusion is not clearly evident from the existing disclosures and the goodwill balance comprises 43% of your 12/31/17 total assets. Please address any impairment indicators identified during the periods presented such as the adverse post-merger results relative to the initial projections. Disclose the impact of your reporting unit fair value determinations on your impairment analysis. Address any significant disparity between the 2016 merged company revenue projection you made at the time of the merger and the actual 2016 results so that readers can assess the accuracy of management’s prior estimates and the corresponding degree of estimation risk. Specifically disclose the business reasons for the merger and the corresponding purchase price (response to prior comment 7), and the extent to which those objectives have been met. See Section 501.14 of the Financial Reporting Codification.

In response to the Staff’s comment, the Company has revised the disclosure on pages 88 and 89 of the Registration Statement.

2.

We have read your response to comment 7 in our letter dated July 25, 2018. Please provide the intellectual property document cited as Section 4.10(f) of the Elance Disclosure Letter. Tell us about any listed intangible assets that were not included in your purchase price allocation.

Please also explain why Schedule 14 to the valuation report includes an extra guideline company that was not cited on pages 15-16 or used in the Schedule 6 calculations. The extra company appears to have a disproportionate impact on the “Upper Quartile” market cap to revenue ratio. Please tell us whether this extra company materially impacted your market approach fair value estimate of the combined company.

Elance Disclosure Letter

The Company advises the Staff that the document cited as Exhibit C in Section 4.10(f) of the Elance Disclosure Letter (“Exhibit C”), which the Company is supplementally providing concurrently herewith, disclosed the registered intellectual property of Elance that was acquired as part of the combination of Elance and oDesk in 2014. The registered intellectual property listed in Exhibit C, which was delivered in connection with the merger agreement effecting the combination of Elance and oDesk, was included in the identifiable intangible asset valuation as part of the Elance purchase price allocation.

The registered patents of Elance set forth in Exhibit C were related to Elance’s marketplace platform. The value of these patents was considered and included in the developed technology intangible asset fair value. Elance did not receive any royalty payments related to these patents.

The registered trademarks and copyrights set forth in Exhibit C were related to the Elance trade name. The value of these trademarks and copyrights was considered and included in the trade name intangible assets fair value. The registered domains are variants of Elance’s trade name under various country-specific domains and generic top-level domains such as “.de”, “co.uk”, “.biz”, and others. The value of these domain names was attributable to the usage of the Elance trade name consistent with its global business activities.

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 6, 2018

Guideline Company

The Company advises the Staff that consistent with the valuation of the combined company, Freelancer Limited (“Freelancer Ltd.”) was included in the list of guideline companies in Schedule 14. While Freelancer Ltd. was one of the companies considered in the market approach, the selected multiple was based on the size, growth, and profitability of the combined company in relation to the comparable set. Furthermore, the market approach was considered alongside the discounted cash flow method to conclude on the value of the combined company. Therefore, inclusion or exclusion of just one company would not have a material impact on the analysis. For the purpose of the purchase price allocation, Freelancer Ltd. was excluded only from the calculation of the Weighted-Average Cost of Capital (“WACC”) on pages 15-16 and Schedule 6 since Freelancer Ltd.’s stock was publicly-traded on the Australian Stock Exchange (the “ASX”) for only four months prior to the combination of Elance and oDesk and, as a result, had a very low free float at less than 20 percent of the number of its outstanding shares and low trading volume.

Based on the considerations above, the Company concluded, with assistance from KPMG LLP, that including Freelancer Ltd. for the purpose of estimating WACC was not meaningful. The Company respectfully advises the Staff that the WACC of 14.5% would not change even if Freelancer Ltd. was included.

* * * * * * *

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 6, 2018

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7292, or, in his absence, either Gordon K. Davidson at (650) 335-7237 or Ran D. Ben-Tzur at (650) 335-7613.

Sincerely,

FENWICK & WEST LLP

/s/ Robert A. Freedman

Robert A. Freedman

cc:

Stephane Kasriel, President and Chief Executive Officer

Brian Kinion, Chief Financial Officer

Brian Levey, Chief Business Affairs and Legal Officer

Upwork Inc.

Gordon K. Davidson

Ran D. Ben-Tzur

Fenwick & West LLP

Robert G. Day

Rezwan D. Pavri

Andrew T. Hill

Wilson Sonsini Goodrich & Rosati, P.C.